March 9, 2016

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Jaskot, Dorrie Yale

Re:	Novan, Inc.
Draft Registration Statement on Form S-1 Submitted February 1, 2016 CIK No. 0001467154

Ladies and Gentlemen:

On behalf of our client, Novan, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on February 1, 2016 (the “Draft Submission”).

This amendment reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Nathan Stasko, the Company’s President and Chief Executive Officer, dated February 26, 2016. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

March 9, 2016

Prospectus Summary, page 1

1.	At their first use, please describe the meaning of “S-nitrosation” and “nitrosylation of key enzymes.”

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1 and 74 in response to the Staff’s comment.

2.	Please disclose in this section your accumulated deficit and the substantial doubt regarding your ability to continue as a going concern.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 4 to disclose its accumulated deficit and the disclosure on page 5 to disclose the substantial doubt regarding its ability to continue as a going concern.

Risk Factors

Risks Related to the Development, Regulatory Approval and Commercialization of our Current and Future Product Candidates

Even if we make a submission under a special protocol assessment . . ., page 15

3.	Please explain why you made a submission for an SPA to the FDA but have decided not to finalize the SPA agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 16 in response to the Staff’s comment. The Company further advises the Staff that, in the course of discussions with the FDA in its End-of-Phase 2 meeting and its communications with the FDA regarding the proposed SPA, the Company received feedback from the FDA on the Company’s Phase 3 trial design that the Company believed was sufficient to move forward on the Phase 3 development program without further pursuing the SPA. The Company respectfully advises the Staff that the SPA process is a voluntary procedure through which companies may obtain FDA’s agreement on the size and design of Phase 3 clinical trials that are intended to form the primary basis for determining a drug’s efficacy. The Company recognizes that the feedback obtained in connection with the SPA discussions does not constitute a formal SPA or a binding declaration from the FDA that it agrees with the Phase 3 clinical trials’ design, clinical endpoints or statistical analysis plan.

March 9, 2016

We may face product liability exposure . . ., page 19

4.	Please expand your disclosure in this risk factor to quantify the amount of product liability insurance you carry.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 20 in response to the Staff’s comment.

Risks Related to Manufacturing and our Reliance on Third Parties

We rely on third parties to conduct some of our preclinical studies . . . , page 22

5.	We note that almost all of your clinical trials are undertaken by a single CRO. Please disclose the material terms of any agreement with the CRO and file the agreement as an exhibit to your registration statement. In the alternative, please tell us why you believe this agreement is not material.

Response:

The Company respectfully acknowledges the Staff’s comment and respectfully submits that it does not believe it is required by Form S-1 or Regulation S-K, or appropriate or useful to investors, to revise the Registration Statement to disclose the material terms of and file its agreements with contract research organizations, or CROs. The Company respectfully submits that, by inclusion of the risk factor noted above, the Company intends to highlight the risk associated with relying on CROs generally, rather than risks associated with any one CRO. The Company is not substantially dependent on any one of its agreements with CROs, and in response to the Staff’s comment the Company has revised the risk factor on page 22 accordingly. The CRO agreements are terminable by the Company at any time, and the Company believes that there is no CRO with whom it works that could not be replaced. The Company further believes that although replacing a CRO would involve cost and inconvenience, there are many CROs in the marketplace with which the Company might contract, and replacing a CRO would not substantively disrupt the process of ongoing clinical trials.

In addition, the Company respectfully submits that it does not believe that its agreements with third party CROs are required to be disclosed under Item 601(b)(10) of Regulation S-K. The Company currently engages a number of separate CROs to conduct its clinical trials pursuant to separate CRO agreements. These agreements are entered into in the ordinary course of the Company’s business and the Company’s business is not substantially dependent on any such agreements or any single CRO. Accordingly, the Company believes that these agreements need not be disclosed pursuant to Item 601(b)(10) of Regulation S-K.

March 9, 2016

Risks Related to our Common Stock and this Offering

Provisions in our amended and restated certificate of incorporation . . . , page 40

6.	We refer to your last bullet of this risk factor which discusses your organizational documents’ requirement that the Court of Chancery of the State of Delaware be the sole and exclusive forum for derivative actions and other corporate claims unless you otherwise consent. Please expand this disclosure to highlight that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 41 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Common Stock Valuation and Stock-Based Compensation, page 76

7.	Please revise your disclosure and provide us with additional information regarding the reason(s) your expected volatility assumption ranged from 65.96% to 102.77% for the nine months ended September 30, 2015. Provide further detail explaining how you identified the group of similar, publicly traded companies upon which you based your assumption. For example, specify how you considered stage of life cycle, size and financial leverage of the peer group as discussed in ASC 718-10-55-25 and 718-10-55-37c.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 70 in response to the Staff’s comment.

8.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company is currently working with the underwriters to determine a bona fide price range for the initial public offering. The Company respectfully advises the Staff that it will supplementally provide the requested information prior to filing the Registration Statement with an estimated price range.

March 9, 2016

Business Our Dermatology-Focused Nitric Oxide Platform, page 82

9.	We note your disclosure in the last sentence on page 86 that “we package it in an easy-to-use, indication-specific container.” Since your products are currently in the clinical testing phase, please revise this disclosure to either remove the reference to packaging or refer to any references to packaging in terms of your future expectations.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 80 in response to the Staff’s comment.

Our Product Candidates

SB204 for the Treatment of Acne Vulgaris, page 89

10.	We note that you include disclosure of primary and secondary endpoints only for certain clinical trials. For example, you have not disclosed the endpoints for the two Phase 1 clinical trials discussed on pages 99 and 100. Please revise your disclosure accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 94 and 95 in response to the Staff’s comment.

11.	We note your disclosure on page 100 that you observed a greater than 90% reduction of P. acnes in “several patients.” Please quantify the number of patients that experienced this reduction so that the significance of this result is clear.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 95 in response to the Staff’s comment.

SB206 for the Treatment of External Genital and Perianal Warts, page 101

12.

We refer to your disclosure in the penultimate paragraph on page 101 that you expect that the Phase 3 clinical development program for SB206 will require substantially fewer patients compared to the acne vulgaris Phase 3 clinical program because the acne vulgaris program will have generated substantial safety data for NVN1000, which you plan to use in the development of SB206. Similar disclosure appears on page 107 in the second paragraph with respect to Phase 2 clinical trials for SB208. Please clarify whether you are referring to the data collected from the 30 preclinical studies discussed at the bottom of page 100 or whether you are also referring to data collected from other trials conducted for SB204, such as the ECG clinical trial described on page 99. Please also explain why you believe the results for SB204 can be used even though the results were obtained using patients with acne vulgaris and with concentrations that are lower than anticipated

March 9, 2016

for SB208 and SB206. Clarify also that this is your belief and that you have not had FDA input in proceeding with these results.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 96 and 97 in response to the Staff’s comment.

Intellectual Property

UNC License Agreement, page 114

13.	Please revise your disclosure regarding your license agreement with UNC to disclose the amount of the upfront license fees paid to UNC. We also note that the duration is conditioned on the expiration of the last to expire patent in an applicable country. Please revise your disclosure to indicate when such patents are expected to expire.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 109 in response to the Staff’s comment.

Executive Compensation

Director Compensation, page 137

14.	The two tables on this page relating to director compensation only include three of your directors listed on page 125. Please include in these tables the compensation paid to G. Kelly Martin, Sean Murphy, John Palmour and Mark Schoenfisch. See Item 402(r) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 132 in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

15.	Please file a revised audit report that refers to the financial statements of Novan, Inc. rather than Novan Therapeutics, Inc.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-2 in response to the Staff’s comment.

March 9, 2016

General

16.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the graphics included in the Registration Statement are the only graphics it will use in its prospectus.

17.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully acknowledges the Staff’s comment and will provide copies of any written communications presented to potential investors in reliance on Section 5(d) of the Securities Act to the Staff under separate cover.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1366 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Wesley C. Holmes

Wesley C. Holmes
Latham & Watkins LLP

Enclosures

cc: (via email)

Nathan Stasko, President and Chief Executive Officer, Novan, Inc.

Charles K. Ruck, Esq., Latham & Watkins LLP

Divakar Gupta, Cooley LLP

Brent B. Siler, Cooley LLP